September 16, 2019

Thomas J. Gibson
Chief Financial Officer
Streamline Health Solutions, Inc.
1175 Peachtree Street NE, 10th Floor
Atlanta, Georgia 30361

       Re: Streamline Health Solutions, Inc.
           Registration Statement on Form S-3
           Filed September 12, 2019
           File No. 333-233727

Dear Mr. Gibson:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    David W. Ghegan, Esq.